FILE NO. 70-9657





                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                              AMENDMENT NO. 2
                                    TO
                                 FORM U-1


                  APPLICATION/DECLARATION UNDER THE PUBLIC
                     UTILITY HOLDING COMPANY ACT OF 1935



     NORTHEAST UTILITIES               YANKEE ENERGY SYSTEM, INC.
     174 Brush Hill Avenue             YANKEE GAS SERVICES COMPANY
     West Springfield, MA 01090-0010   YANKEE ENERGY FINANCIAL SERVICES
                                          COMPANY
     R.M. SERVICES INC.                NORCONN PROPERTIES, INC.
     639 Research Parkway              YANKEE ENERGY SERVICES COMPANY
     Meriden, CT  06450                599 Research Parkway
                                       Meriden, CT  06450


(Names of companies filing this statement and addresses of principal executive offices.)


                          NORTHEAST UTILITIES
                (Name of top registered holding company)


                            Cheryl W. Grise
             Senior Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                            107 Selden Street
                            Berlin, CT 06037
                (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:


     Jeffrey C. Miller, Esq.             David R. McHale
     Assistant General                   Vice President
       Counsel                             and Treasurer
     Northeast Utilities                 Northeast Utilities
     Service Company                       Service Company
     107 Selden Street                   107 Selden Street
     Berlin, CT 06037                    Berlin, CT 06037

The Application/Declaration in this file is amended and restated in its entirety to read as follows:

"Item 1.  Description of Proposed Transaction

A.     Introduction and General Request

   Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), has previously filed an Application/Declaration on Form U-1 (File No. 70-9535, the "Merger U-1") with the Securities and Exchange Commission (the "Commission") under Sections 9 and 10 and other applicable provisions of the Act, seeking approvals relating to the acquisition by NU of all of the outstanding securities of Yankee Energy System, Inc., a Connecticut Corporation ("YES") pursuant to which YES became a wholly owned subsidiary of NU (the "Merger"), and for other related transactions. A more complete description of the Merger and the transactions contemplated in connection with the Merger is contained in the Merger U-1, which description is hereby incorporated by reference herein. The Commission approved the Merger by Order dated January 31, 2000 (Holding Co. Act Release No. 35-27127).

     This Application/Declaration seeks authorization and approval of the Commission with respect to (i) the payment of dividends out of capital and unearned surplus by YES and its public utility subsidiary, Yankee Gas Services Company ("Yankee Gas"), through June 30, 2002 (the "Authorization Period") subject to certain limits as set forth herein, (ii) the computation of the earnings for the purpose of computing dividends of Yankee Gas subsequent to the Merger without regard to the amortization of the Merger Goodwill (as described below) through the Authorization Period, (iii) the payment of dividends out of capital and unearned surplus by YES' nonutility subsidiaries through the Authorization Period, and (iv) the repurchase of stock by YES and its subsidiaries from their respective shareholders from time to time through the Authorization Period subject to certain limits as set forth herein.

     The repurchase of stock and payment of dividends by YES and its subsidiaries for which authorization is sought herein is necessary to enable NU to service the acquisition debt it incurred in connection with the Merger. Such repurchases and dividend payments are part of the NU system's overall plan to maintain its level of investment in each subsidiary as will most benefit its shareholders and ratepayers, and so having such flexibility will improve, rather than harm, the financial integrity of the NU system and its operating companies.

B.   Description of the Parties to the Transaction

     NU is a holding company directly owning all of the common stock of the following electric public utility subsidiaries: Western Massachusetts Electric Company, The Connecticut Light and Power Company, Public Service Company of New Hampshire, North Atlantic Energy Corporation and Holyoke Water and Power Company, and various nonutility subsidiaries. As a result of the Merger, YES, which owns one gas public utility, Yankee Gas, and four wholly-owned nonutility subsidiaries (the "Yankee Nonutility Subsidiaries"), Yankee Financial Services Company, NorConn Properties, Inc., R. M. Services, Inc. ("RMS") and Yankee Energy Services Company ("Yesco"), is now a wholly-owned subsidiary of NU (NU, YES, Yankee Gas and the Yankee Nonutility Subsidiaries are sometimes referred to herein as the "Applicants").

C. Payment of Dividends out of Capital or Unearned Surplus by YES and its Subsidiaries and Repurchase of Stock by YES and its Subsidiaries

     1.  Payment of Dividends by YES and Yankee Gas

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of YES and its subsidiaries have been recharacterized as additional paid-in-capital. In addition, the Merger gave rise to a substantial level of goodwill ("Merger Goodwill"), the difference between the aggregate fair value of all of YES's identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration paid for YES and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin") and for the reasons described in the next paragraph, the Merger Goodwill has been "pushed down" to YES and its subsidiaries and reflected as additional paid-in-capital in their financial statements.

     As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements, subject to certain exceptions. The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts has not been disturbed. For any post-acquisition reporting of the consolidated NU financial statements, push down accounting will be reflected in those statements and the full amount of Merger Goodwill associated with the NU acquisition will be reflected.

     As a result of the push down of the Merger Goodwill, the common equity balances of YES and its subsidiaries have effectively been reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, the retained earnings of YES and its subsidiaries were converted to additional paid-in-capital. Immediately following this accounting treatment, common stockholders' equity equaled the total consideration paid for the entity and the only components with a recorded value would be:

o Common shares - which would continue to reflect the par value of the common shares issued.

o Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

     As of April 9, 2000, NU intended to allocate the Merger Goodwill associated with the acquisition in the following manner: $279 million to Yankee Gas, $29 million to RMS and $2 million to Yesco. The goodwill allocated to Yankee Gas will be amortized over a period not to exceed 40 years while the goodwill allocated to RMS and Yesco will be amortized over a period not to exceed 20 years. The push down of the Merger Goodwill also has an impact on the net income of YES and its subsidiaries. Since the Merger Goodwill will be amortized over a period not to exceed 40 years for Yankee Gas, for example, Yankee Gas' annual net income will be reduced by the amount of the amortization.

Each of YES and Yankee Gas request authorization to pay dividends (i) out of the additional paid-in-capital account up to the amount of their respective retained earnings just prior to the Merger and (ii) out of earnings before the amortization of the Merger Goodwill ("Gross Earnings"), in the case of Yankee Gas and out of distributed earnings in the case of YES in accordance with Rule 26(c)(3), thereafter. To assure that Yankee Gas has sufficient cash to fund operations, Yankee Gas will not pay dividends during the Authorization Period in excess of 80% of Gross Earnings on a rolling five-year average basis. In no case would dividends be paid by YES during the Authorization Period if the common stock equity of YES as a percentage of total capitalization was, or would, as a result of the dividend, fall below 50% on a consolidated basis. In no case would dividends be paid by Yankee Gas if the common stock equity of Yankee Gas as a percentage of total capitalization was below 50%. This restriction is intended to protect both investors and consumers.

     2.  Payment of Dividends by Yankee Nonutility Subsidiaries.

     NU also requests authorization, on behalf of YES's current and future non-exempt Yankee Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus. (The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 35-27039 (June 22, 1999); Interstate Energy Corporation, et al., Holding Co. Act Release No. 35-27069 (August 26, 1999); and most recently, Northeast Utilities, et al., Holding Co. Act Release No. 35-27147 (March 7, 2000)).

     NU anticipates that there may be situations in which one or more Yankee Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     Further, there may be periods during which unrestricted cash available for distribution by a Yankee Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     NU, on behalf of each current and future non-exempt Yankee Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. NU also states that the Yankee Nonutility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     3.  Repurchase of Stock

     After the Merger, and giving effect to the push down of Merger Goodwill and its periodic amortization, YES's consolidated common equity as a percentage of total capital as at March 31, 2000 was 68.3% and that of Yankee Gas was 70.5%. Accordingly, YES seeks approval through the Authorization Period, (i) to repurchase enough of its common shares from NU, such that YES's consolidated common equity ratio, taking into account both dividend payments and stock repurchases, would not fall below 50% and (ii) for its subsidiaries to repurchase shares of their respective stock from YES out of capital or unearned surplus such that no subsidiary's common equity ratio, taking into account both dividend payments and stock repurchases, would fall below 50%. These repurchases by YES and its subsidiaries will be effected from time to time during the Authorization Period as they have cash available. The amount of these repurchases will be dictated by competitive and commercial considerations at the time.

     4.  Discussion

     Section 12(c) of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends or the repurchase of stock by a registered holding company or any subsidiary thereof out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings,
(iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13,
1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

     The Applicants request authority herein for YES and Yankee Gas to pay dividends through the Authorization Period, out of (i) the additional paid-in-capital account up to the amount of each company's respective retained earnings as calculated just prior to the Merger and (ii) Gross Earnings thereafter (distributed earnings from subsidiaries in the case of YES). The Applicants also request authority for the Yankee Nonutility Subsidiaries to pay dividends, through the Authorization Period, out of capital and unearned surplus. In no event will Yankee Gas pay dividends in an amount in excess of 80% of Gross Earnings based on a rolling five-year average. Authorization is also requested for YES and its subsidiaries to repurchase shares of their respective stock during the Authorization Period in order to lower the respective company's equity to total capital ratio.

     In support of their request, Applicants assert that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

  (i) As indicated above, after the Merger, and giving effect to the push down of Merger Goodwill and its periodic amortization, YES's common consolidated equity as a percentage of total capital at March 31, 2000 was 68.3%, significantly higher than traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems.

  (ii) YES has a favorable history of prior earnings and it has a long record of consistent dividend payments. In the last five years, YES's net income and dividends paid have been as follows:

Year           Net Income (Thousands)*FN1          Dividends paid (Thousands)

1995                  12,358                               12,808
1996                  21,919                               13,357
1997                  16,957                               13,797
1998                  10,883                               14,267
1999                  13,375                               14,858

  (iii) The Applicants anticipate that YES's cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that Gross Earnings, therefore, should remain stable. The Applicants presently intend that dividends paid out of future earnings will reflect a dividend payout ratio of up to 100% of earnings and the Applicants represent that Yankee Gas will not pay dividends in excess of 80% of Gross Earnings based on a rolling five-year average

  (iv) The projected cash position of YES after the Merger will be adequate to meet the obligations of each of its subsidiary companies. Cash provided by operating activities was $42.9 million in fiscal 1999. The amortization of Merger Goodwill is a non-cash expense that will not affect the cash flow of YES, nor will the recharacterization of retained earnings as additional paid in capital affect cash flow. YES is forecast to have sufficient cash to pay dividends in the amounts contemplated.

  (v) The proposed dividend payments and stock repurchases are in the public interest. YES is in sound financial condition as indicated by its consolidated capitalization ratio. At March 31, 2000, the consolidated common equity to total consolidated capital ratio of YES was 68.3% and that of Yankee Gas was 70.5%. Furthermore, assuming continuation of its strong financial condition, which management expects, management believes that YES should have continued access to the capital markets to finance its operations and growth.







*FN1 The fiscal 1999 and 1998 results were both affected by non-recurring and non-operating items. Specifically, expenses associated with the Merger reduced fiscal 1999 results by approximately $2.0 million or $0.19 per share. Fiscal 1998 results were negatively impacted by non-recurring charges totaling $2.1 million, or $0.20 per share, related primarily to restructuring issues at Yesco. Accordingly, YES' earnings before non-recurring items for 1998 and 1999 was as follows:

                                                1999         1998

Reported Net Income                             13.4         10.9
Earnings Impact of non-recurring items           2.0          2.1
Earning before non-recurring items              15.4         13.0



     In addition, the proposed dividend payments and/or share repurchases are consistent with investor interests because they allow the capital structure of YES to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments and/or share repurchases out of additional paid-in-capital would negatively impact the ability of NU to service the acquisition debt that it incurred in connection with the Merger and to pay dividends on NU Common Shares issued to YES shareholders.

     YES and its subsidiaries represent that they will not declare or pay any dividend out of capital or unearned surplus or repurchase any shares of stock in contravention of any law restricting the payment of dividends. YES and its subsidiaries will also comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. Because this request to pay dividends is a result of exceptional circumstances (i.e. merger accounting and the push-down of goodwill), it does not contravene the intent of Section 12 and is clearly not the type of situation that Section 12 is designed to address (See, The National Grid Group plc, Holding Co. Act Release No. 35-27154, March 15,
2000).

Item 2. Fees, Commissions and Expenses

     The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $20,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to Northeast Utilities Service Company for legal, financial and other services.

     None of such fees, commission or expenses will be paid to any associate company or affiliate of the Applicants except for payments by NU for financial and other services, to be performed at cost by NUSCO, an affiliated service company.

Item 3. Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the
Applicant: Section 12(c) of the Act and Rules 26, 42 and 46 promulgated thereunder.

     To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

Item 4.   Regulatory Approvals.

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the transactions proposed herein.

Item 5. Procedure

     The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicants respectfully request the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than July 15, 2000.
Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statement

     (a)   Exhibits

           f.1   Legal Opinion*

           g.1   Financial Data Schedule

           h.1   Form of Notice*


     (b)   Financial Statements

* Previously filed

Item 7. Information as to Environmental Effects

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Transaction will not result in changes in the operations of NU, YES or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

Other Matters

     Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     NU currently meets all of the conditions of Rule 53(a),except for clause
(1). At June 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $476.5 million, or approximately 77% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($615.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000. NU continues to assert that its EWG investment in NGC will not adversely affect the System. NU's "aggregate investment" in EWGs and FUCOs has increased from the amount at March 31, 2000 due to earnings at NGC, which increased NGC's retained earnings and hence NU's reported NGC investment at June 30, 2000.

     In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

   (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

   (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

  (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

   (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

   (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

   (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings."


                                SIGNATURES

     Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: October 13, 2000

NORTHEAST UTILITIES
YANKEE ENERGY SYSTEM INC.
YANKEE GAS SERVICES, INC.
By /s/ Cheryl W. Grise'
       Name:  Cheryl W. Grise'
       Title: Senior Vice President, Secretary and General Counsel


YANKEE ENERGY FINANCIAL SERVICES COMPANY
YANKEE ENERGY SERVICES COMPANY
NORCONN PROPERTIES, INC.
R.M. SERVICES, INC.
By /s/ Cheryl W. Grise'
       Name:  Cheryl W. Grise'
       Title: Senior Vice President, Secretary and General Counsel of Northeast Utilities Service Company, agent for the above-named companies